Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Battle Mountain Gold Company
                                                      Commission File No. 1-9666



                                    Newmont

                                   Gold Medal

                                   Performance






                                   UBS Warburg

                                Video Conference

                                  July 13, 2000

                                                      Newmont Mining Corporation

                                Ronald C. Cambre

                                    Chairman

                                      and

                            Chief Executive Officer

[Photograph of Ronald C. Cambre, Chairman and Chief Executive Officer]

                                                      Newmont Mining Corporation


North America's
Largest Gold Producer

          World Class Assets

          Low Cost Operations

          Leader in Exploration and Technology

          Basically Unhedged

          $4 Billion Market Capitalization

          Battle Mountain Acquisition Adds Value

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                                                      Newmont Mining Corporation

World-Class Core Assets


Indonesia
Nevada
Peru


                           [WORLD GLOBE GRAPHIC WITH
              LANDSCAPE PHOTOGRAPHS OF INDONESIA, NEVADA AND PERU]

                                                      Newmont Mining Corporation

Each of our
World-Class Assets Embody
Industry Defining Strengths


          A Newmont Discovery

          Low-cost Operations

          Long-lived Assets

          Infrastructure & Technology in Place

          Large Prospective Land Package

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                                                      Newmont Mining Corporation

Industry's Imperative

Gold Producers Must Take Control of Their Own Destiny By:
---------------------------------------------------------

        Continued Cost Control

        Greater Discipline in Investments and Hedging

        Consolidation to Build Market Leadership

        Putting Meaningful Resources Behind Marketing


                                                       [WORLD GOLD COUNCIL LOGO]

                                                      Newmont Mining Corporation


                 [LINE X-Y CHART DEPICTING THE FOLLOWING DATA:
                    X representing years from 1980 to 2020 and Y representing metric tons from 1000 to 8000]

                            Widening Supply / Demand Gap

     1980 - 1990 Supply increase of 7.3%
                 Demand increase of 9.8%
                 Avg. gold price $419

     1990 - 2000 Supply increase of 2.7%
                 Demand increase of 3.5%
                 Avg. gold price $350

     2000 - 2020 Supply increase of 1.75%
                 Demand increase of 2.75%
                 Avg. gold price ??

[Line-graph chart shows compound growth rates of demand and supply, as measured by time period of years against metric tons measured. It shows that demand has exceeded supply since the late 1980's and shows the widening gap between the two.]

                                                      Newmont Mining Corporation

                                Bruce D. Hansen

                             Senior Vice President
                                      and
                            Chief Financial Officer

             [Photograph of Bruce D. Hansen, Senior Vice President
                          and Chief Financial Officer]

                                                      Newmont Mining Corporation

Past Accomplishments

      Future Success


                Reserves
                --------

Since 1994      Gold    up 117%


      1999      Gold    56.6 Million Ounces

                Silver  183 Million Ounces

                Copper  5.7 Billion Pounds

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                                                      Newmont Mining Corporation

Past Accomplishments

      Future Success

                Production
                ----------

Since 1994      Gold    up 150%


      1999      Gold    4.2 Million Ounces


2000 Outlook    Gold    4.7 Million Ounces up 12%
                Silver  875,000 Ounces
                Copper  300 Million Pounds

                                                      Newmont Mining Corporation


Past Accomplishments

       Future Success

                Costs
                -----

Since 1994      Total Cash Costs
                        -15% to $175/oz

                Total Production Costs
                        -14% to $227/oz

2000 Outlook    Total Cash Costs
                        ~$170/oz

                Total Production Costs
                        ~$225/oz

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                                                      Newmont Mining Corporation



Gold Medal

      Performance


      Philosophy - Driving Out Inefficiencies

      Engaging the Workforce to Achieve Excellence

      Global Exchange of Ideas



      Expected Results

        Improved Productivity
        Lower Costs
        Higher Cash Flow

                                                      Newmont Mining Corporation


Superior Standing

     Among Our Peers



                [THREE BAR GRAPHS DEPICTING THE FOLLOWING DATA]


Highest Reserves             Greatest Production       Lowest Break-even Cost
  (ozs/share)                    (ozs/share)                      (($)/oz)
----------------             -------------------             -----------------
  NEM = .34oz                    NEM = 0.028                     NEM = 266
  PDG = .20oz                    ABX = 0.009                     ABX = 272
  ABX = .15oz                    PDG = 0.009                      HM = 287
   HM = .08oz                     HM = 0.009                     PDG = 305

                                                      Newmont Mining Corporation

Positioned to Deliver

      Shareholder Value


                [TWO BAR GRAPHS DEPICTING THE FOLLOWING DATA]


         Least Hedged                        Fewest Shares Oustanding
      (% 2000 Production)                           (Millions)
      -------------------                    ------------------------
           NEM =   3                                NEM = 168
            HM =  11                                 HM = 260
           PDG =  38                                PDG = 327
           ABX = 100                                ABX = 396









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                                                      Newmont Mining Corporation


Delivering Increased

                      Cash Flow



                [THREE BAR GRAPHS DEPICTING THE FOLLOWING DATA]



                  1999
                  ----

      Cash Flow    Realized Gold Price
      ($/Share)           ($)
      ---------    --------------------
NEM     2.40              285
ABX     1.72              385
PDG     1.01              341
HM       .45              290


          2000 Cash Flow - $/Share
          ------------------------

             @$285 Gold:
             NEM    2.75      up 15%



          2000 Cash Flow - $/Share
          ------------------------

             $325 Gold:
             NEM    3.75      up 55%

                                                      Newmont Mining Corporation


Battle Mountain Acquisition


All Stock: 24.2 mm NEM Shares


Pooling of Interests



BMG Attributes                                  NEM Post-Merger
--------------                                  ---------------

9.9mm ozs Reserves                              66.5 mm ozs

760,000 ozs Low-Cost Annual Production          5.4 mm ozs

Highly Prospective Phoenix Project              $30 mm Sustainable Cash Savings
    in Nevada

                                                Reduces Cash Costs to <$165/oz

                                                      Newmont Mining Corporation


NEM & BMG Capital Structure


                                 NEM     BMG             NEM Post-Merger
                                 ---     ---             --------------
                                  (3/31/00)

Total Debt                     $1,123    199              $1,322
Cash and Equivalents             (91)    (62)              (153)
Lihir Market Value (6/00)                (32)               (32)
                                -----    ----              -----
        Net Debt               $1,032    105               1,137

Minority Interest                137      6                 143

Shareholder's Equity(1)         1,458     97               1,555
                                -----    ---               -----

Total Debt and Equity          $2,627   $208               $2,835
                               ======   ====               ======

Net Debt/Capital                  39%    51%                  40%



(1) Includes BMG Convertible Preferred Stock

                                                      Newmont Mining Corporation

                                 Wayne W. Murdy
                                   President

                   [Photograph of Wayne W. Murdy, President]

                                                     Newmont Mining Corporation

Nevada - Our Foundation

[PHOTOGRAPH OF NEVADA LANDSCAPE]


                   28 Million Ounces of Reserves

                   Production
                       1999         2.5 mm/ozs.
                       2000E        2.7 mm/ozs.

                   < $210/ounce Total Cash Costs

                   Unparalleled Flexibility

                       9 Open Pit & 5 Underground Mines

                       18 Processing Facilities

                   2 Million Acre Land Position

                                                    Newmont Mining Corporation

Phoenix Project Location Map


         [LOCATION MAP GRAPHIC IDENTIFYING NEWMONT CHECKERBOARD PROPERTY AND NOTING LOCATION OF TWIN CREEKS, LONE TREE, TRENTON CANYON,
          PHOENIX, DEEP POST, DEEP STAR, GOLD QUARRY AND MULE CANYON]

                   [LOCATION MAP INSET DEPICTING THE STATE OF
                   NEVADA IDENTIFYING RENO AND LAS VEGAS AND
                         NEWMONT CHECKERBOARD PROPERTY]

  Newmont Mining Corporation


Phoenix Production and Capital Statistics


                Average Annual Production
                        Gold:                   390,000 ozs
                        Silver:                 1,350,000 ozs
                        Copper:                 27,500,000 lbs

                Average Cash Costs
                        $140/oz                 Initial Years
                        $150/oz                 13 Years LOM


                Capital Cost - $200 million


                Construction                    July, 2001
                Leach Production                January, 2002
                Mill Production                 January, 2003

Newmont Mining Corporation


Other High Return Investments


Biomilling      650,000 - Ounce Project Over 4 Years
----------      100,000 Ounces in 2000
                Capital Cost $6 Million

Deep Post
---------
Underground     2.3 Million - Ounce Project Over 6 Years
-----------     Initial Production 2Q 2001
                Peak Annual Production 380,800 ozs. (2003-2006)
                Capital Cost - $89 Million

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                                                      Newmont Mining Corporation


Minera Yanacocha, Peru:
 Our Golden Growth Story

[PHOTOGRAPH OF PERUVIAN LANDSCAPE]
51% owned

Reserves:  32.9 mm ozs.

Production

    1999:  1.65 mm ozs. of Gold
   2000E:  1.95 mm ozs. of Gold
           1.70 mm ozs. of Silver


< $90/oz Total Cash Cost


4 Open-pit Mines,
   2 Processing Facilities


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                                                      Newmont Mining Corporation


Yanacocha Exploration




        [LOCATION MAP GRAPHIC IDENTIFYING YANACOCHA DISTRICT EXPLORATION
                     AND NOTING LOCATION AND DISTINCTION OF
          (WITH FEW OUTLYING AND JOINT RESOURCES/PROJECTS/PROSPECTS):

                             MINE, RESERVE, RESOURCE:
                                   MAQUI MAQUI
                                   YANANOCHA
                                   CHAQUICOCHA
                                   CARACHUGO
                                    SAN JOSE
                                   LA QUINUA
                                   EL TAPADO
                                 CERRO QUILISH
                                  CERRO NEGRO


                             PROJECTS OR PROSPECTS:
                                 CERRO YANACOCHA
                                    QUECHER
                                   KUPFERTAL
                                    CHUGURES ]

           [Location Map Inset of Peru, identifying Lima with star]

                                                      Newmont Mining Corporation


Evidence of Success

Yanacocha               Total Ounces Discovered
---------                       Reserves    32.9 mm ozs.
Exploration                     Resources   10.2 mm ozs.
-----------                     Depletion   8.4 mm ozs.
                                            ------------
                                            51.5 mm ozs.

                        Exploration Expenditure Since Inception - $74 mm
                                Discovery Cost $1.44 oz.


Capex                    Through y/e 1999    $480 mm
-----                    2000E                200 mm
                                              ------
                                TOTAL         $680 mm

                                Capital Cost $13.20/Mineable Ounces

                                                      Newmont Mining Corporation

Batu Hijau Mine
        for the 21st Century

[Photograph of Shoreline]

56.25% Economic Interest

                        Reserves   10.5 B lbs. Copper
                                   11.8 mm ozs. Gold

                                                     Newmont Mining Corporation


[Photograph of Batu Hijau Port and Power Plant]

Batu Hijau Port and Power Plant

[Inset Map of South Pacific region, identifying Batu Hijau and Mesel with stars]

                                                      Newmont Mining Corporation


Batu Hijau Potential

        2000E
        -----
        Production              540 mm lbs. Copper
                                325,000 ozs. Gold

        Total Cash Costs        ~$0.55/lb. Copper


        Life of Mine
        ------------
        Annual Production       600 mm lbs. Copper
                                480,000 ozs. Gold

        Total Cash Costs        <$0.50/lb. Copper

                                                      Newmont Mining Corporation


Other Outstanding Performance

                      2000 Outlook
                      ------------

 Minahasa             Production 350,000 ozs.
 --------
    100%              Total Cash Cost  $115/oz.
    ----
Economic Interest     Local Tax Dispute Settled
-----------------


Zarafshan             Production 425,000 ozs.
---------
   50%                Total Cash Cost $150/oz
   ---
                      Government Agreement on High Grade Ore
                        Extends Project Life 10 Years

                                                      Newmont Mining Corporation

                           Other Low Cost Properties


Canada          Golden Giant - 100% & Holloway - 85%
                Golden Reserves                 2.5 mm ozs
                E2000 Production                425,000 ozs
                E2000 Total Cash Cost           $165/oz

Bolivia         Kori Kollo - 88%
                Gold Reserves                   1.3 mm ozs
                E2000 Production                225,000 ozs
                E2000 Total Cash Cost           $215/oz

Australia/      Vera/Nancy - 50%
Southeast Asia  Gold Reserves                   440,000 ozs
                E2000 Production                115,000 ozs
                E2000 Total Cash Cost           $120/oz

                Lihir 9.7% Interest

                                                      Newmont Mining Corporation

Greatest Leverage
      to Rising Prices

[BAR GRAPH DEPICTING THE FOLLOWING DATA]


                               Greatest Leverage
                                to Rising Prices

         EPS Leverage/
         $50 Change in Gold Price
         ------------------------

           NEM = $0.85
            HM = $0.20
           PDG = $0.15
           ABX = $0.10

  * No Leverage Below $319/oz Calculation Assumes Increase from $285 Spot Price

                                                       Newmont Mining Corportion


PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

THESE MATERIALS INCLUDE FORWARD-LOOKING INFORMATION AND STATEMENTS ABOUT NEWMONT MINING CORPORATION, BATTLE MOUNTAIN GOLD COMPANY AND THE COMBINED COMPANY AFTER COMPLETION OF THE TRANSACTION THAT ARE INTENDED TO BE COVERED BY THE SAFE HARBOR FOR "FORWARD-LOOKING STATEMENTS" PROVIDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. THESE STATEMENTS INCLUDE FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS; STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES; AND STATEMENTS REGARDING FUTURE PERFORMANCE. FORWARD-LOOKING STATEMENTS ARE GENERALLY IDENTIFIED BY THE WORDS "EXPECT," "ANTICIPATES," "BELIEVES," "INTENDS," "ESTIMATES" AND SIMILAR EXPRESSIONS. THE FORWARD-LOOKING INFORMATION AND STATEMENTS IN THESE MATERIALS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, MANY OF WHICH ARE DIFFICULT TO PREDICT AND GENERALLY BEYOND THE CONTROL OF NEWMONT AND BATTLE MOUNTAIN, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED OR PROJECTED BY, THE FORWARD-LOOKING INFORMATION AND STATEMENTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DISCUSSED OR IDENTIFIED IN THE PUBLIC FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) MADE BY NEWMONT AND BATTLE MOUNTAIN; RISKS AND UNCERTAINTIES WITH RESPECT TO THE PARTIES' EXPECTATIONS REGARDING THE TIMING, COMPLETION AND ACCOUNTING AND TAX TREATMENT OF THE MERGER, THE VALUE OF THE MERGER CONSIDERATION, PRODUCTION AND DEVELOPMENT OPPORTUNITIES, CONDUCTING WORLDWIDE OPERATIONS, EARNINGS ACCRETION, COST SAVINGS, REVENUE ENHANCEMENTS, SYNERGIES AND OTHER BENEFITS ANTICIPATED FROM THE TRANSACTION; AND THE EFFECT OF GOLD PRICE AND FOREIGN EXCHANGE RATE FLUCTUATIONS, AND GENERAL ECONOMIC CONDITIONS SUCH AS CHANGES IN INTEREST RATES AND THE PERFORMANCE OF THE FINANCIAL MARKETS, CHANGES IN DOMESTIC AND FOREIGN LAWS, REGULATIONS AND TAXES, CHANGES IN COMPETITION AND PRICING ENVIRONMENTS, THE OCCURRENCE OF SIGNIFICANT NATURAL DISASTERS, CIVIL UNREST AND GENERAL MARKET AND INDUSTRY CONDITIONS.

                                                       Newmont Mining Corportion


ADDITIONAL INFORMATION

INFORMATION REGARDING THE IDENTITY OF THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF STOCKHOLDERS OF BATTLE MOUNTAIN IN CONNECTION WITH THE PROPOSED MERGER, AND THEIR INTERESTS IN THE SOLICITATION, ARE SET FORTH IN A SCHEDULE 14A FILED ON THE DATE OF THESE MATERIALS WITH THE SEC. NEWMONT AND BATTLE MOUNTAIN WILL BE FILING A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION WITH THE SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE (WWW.SEC.GOV). IN ADDITION, DOCUMENTS FILED WITH THE SEC BY NEWMONT MAY BE OBTAINED FREE OF CHARGE BY CONTACTING NEWMONT MINING CORPORATION, 1700 LINCOLN STREET, DENVER, CO 80203, (303) 863-7414. DOCUMENTS FILED WITH THE SEC BY BATTLE MOUNTAIN WILL BE AVAILABLE FREE OF CHARGE BY CONTACTING BATTLE MOUNTAIN GOLD COMPANY, 333 CLAY STREET, 42ND FLOOR, HOUSTON, TEXAS 77002, (713) 650-6400. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.